Exhibit 2-c

[Optionholder]
Altitun, Inc.
8001 Irving Center Dr. 4th Floor
Irvine, CA 92618

    Re:  Exchange of Options to Purchase Shares of Altitun AB

Dear [Optionholder]:

    On May 4, 2000, ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), entered into a Share Purchase Agreement (the "Purchase Agreement") with shareholders of Altitun AB ("Altitun"), pursuant to which ADC intends to acquire all of the outstanding shares of Altitun. ADC also desires to acquire all issued and outstanding options to purchase shares of Altitun, including the options issued under the Altitun, Inc. 1999 Stock Option Plan held by you, and proposes to assume your options in exchange for new options pursuant to the following terms and conditions.

    At the Closing (as defined in the Purchase Agreement), each outstanding option held by you to purchase shares of Altitun under the Altitun, Inc. 1999 Stock Option Plan (each, an "Altitun Option"), whether vested or unvested, shall be assumed by ADC and converted into an option (each, an "ADC Option") to acquire, on substantially the same terms and conditions as were applicable under such Altitun Option, the number of whole shares of ADC common stock, par value $.20 per share ("ADC Common Stock") equal to the number of shares of Altitun that were issuable upon exercise of such Altitun Option immediately prior to the Closing multiplied by 12.4307 (rounded down to the nearest whole number of shares of ADC Common Stock), and the per share exercise price of the shares of ADC Common Stock issuable upon exercise of such ADC Option shall be equal to the exercise price per share of Altitun at which such Altitun Option was exercisable immediately prior to the Closing divided by 12.4307 (rounded to the nearest whole cent). Such ADC Options shall be exercisable anytime after vesting and prior to the expiration of such options. No certificates for fractional shares of ADC Common Stock shall be issued, but in lieu thereof each option holder who would otherwise be entitled to a fraction of a share of ADC Common Stock shall receive from ADC an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) $60.75.

    ADC shall take all corporate action necessary to reserve for issuance a sufficient number of shares of ADC Common Stock for delivery upon exercise of the ADC Options and to file all documents required to be filed to cause the shares of ADC Common Stock issuable upon exercise of the ADC Options to be listed on the Nasdaq National Market. As soon as practicable after the Closing, ADC shall file a registration statement with the U.S. Securities and Exchange Commission on Form S-8 (or any successor form) or another appropriate form with respect to the ADC Common Stock subject to such ADC Options, and shall use all commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such ADC Options remain outstanding. As soon as practicable after the Closing, ADC shall inform you of your rights pursuant to the Altitun, Inc. 1999 Stock Option Plan and the agreements evidencing the grants of such Altitun Options shall continue in effect on the same terms and conditions (subject to the adjustments required by the preceding paragraph), after giving effect to the assumption by ADC of the Altitun Options as set forth herein.

    In the case of any Altitun Option to which Section 421 of the Internal Revenue Code of 1986, as amended (the "Code") applies by reason of Section 422 of the Code ("Incentive Stock Options"), the option exercise price, the number of shares of ADC Common Stock purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code. ADC will make good faith efforts to ensure, to the extent permitted by the Code and to the extent required by and subject to the terms of any such Incentive Stock Options, that Altitun Options which qualified as Incentive Stock Options prior to the Closing continue to qualify as Incentive Stock Options of ADC after the Closing. ADC makes no representation regarding the qualification of such Altitun Options as Incentive Stock Options. ADC gives no guarantee or assurances of any particular result with respect to taxes for any holder of Altitun Options.

    If the foregoing terms and conditions meet with your approval, please sign and date this letter agreement where indicated below, and return a fully executed copy to ADC Telecommunications, Inc.

                      Very truly yours,

                      ADC TELECOMMUNICATIONS, INC.

                      By:

AGREED TO AND ACCEPTED:

Name: [Optionholder]
Date: